SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 51)*

                     KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   493422 30 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2005
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,100,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,100,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,100,000

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      51.0%

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      CO

CUSIP No. 493422 10 9

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS(SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     5,100,000
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      5,100,000

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      -0-

    14       TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 51
                                 TO SCHEDULE 13D

     This amended and restated statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Items 3 and 5(e), which are merely amended (collectively, this "Statement").

     At 5:30 p.m., central daylight time, on August 31, 2005 (the "Effective Time"), Keystone Consolidated Industries, Inc., a Delaware corporation (the "Company"), together with five of its direct and indirect subsidiaries (FV Steel and Wire Company, DeSoto Environmental Management, Inc., J.L. Prescott Company, Sherman Wire Company (f/k/a/ DeSoto, Inc.) and Sherman Wire of Caldwell, Inc.) (collectively, the "Debtors") emerged from Chapter 11 bankruptcy proceedings. The Debtors had previously received confirmation of the Third Amended Joint Reorganization Plan (the "Reorganization Plan") from the U.S. Bankruptcy Court for the Eastern District of Wisconsin in Milwaukee at a confirmation hearing held on August 10, 2005, as previously reported in the Company's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") on August 19, 2005 (Exchange Act File No. 1-3919).

Item 1.  Security and Issuer

     Effective August 31, 2005 and pursuant to the Reorganization Plan, all shares of the Company's common stock, par value $1.00 per share (the "Old Common Stock"), and series A 10% cumulative convertible pay-in-kind preferred stock, no par value per share, outstanding prior to the Effective Time were canceled.

     Effective August 31, 2005 and pursuant to the Reorganization Plan, the Company issued 5.1 million shares of its new common stock, par value $0.01 per share ("Common Stock"), to Contran Corporation, a Delaware corporation ("Contran"), and is obligated to issue an aggregate of 4.9 million shares of Common Stock to a trustee (the "Creditor Trustee") for the benefit of certain of Keystone's pre-petition unsecured creditors in exchange for allowed claims against the Company.

     This Statement relates to the shares of Common Stock (the "Shares"). The principal executive offices of the Company are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1740, Dallas, Texas 75240.

Item 2.  Identity and Background

     (a) This Statement is filed by (i) Contran as a direct holder of Shares and
(ii) by virtue of his position with Contran and certain other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Contran is the direct holder of 51.0% of the 10.0 million Shares to be issued effective August 31, 2005 pursuant to the Reorganization Plan and for purposes of this Statement shall be deemed outstanding on such date (the "Outstanding Shares"). Contran may be deemed to control the Company.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     Mr. Harold C. Simmons is chairman of the board of Contran. By virtue of the holding of this office and the stock ownership and his service as trustee, as described above, (a) Mr. Simmons may be deemed to control Contran and the Company and (b) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares directly held by Contran. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by Contran.

     Certain information concerning the directors and executive officers of Contran, including offices held by Mr. Simmons is set forth on Schedule A attached hereto and incorporated herein by reference.

     (b) The principal offices of Contran are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The business addresses of the remaining directors and executive officers of Contran are set forth on Schedule A to this Statement and incorporated herein by reference.

     (c) Contran is primarily engaged though its subsidiaries in the titanium dioxide pigments, component products (precision ball bearing slides, security products and ergonomic computer support systems), titanium metals products and waste management industries and through the Company in the manufacture and distribution of fencing and wire products, wire rod, industrial wire, nails and construction products.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran is a Delaware corporation. Harold C. Simmons and all the persons named on Schedule A to this Statement are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     For a  description  of the claims  exchanged by Contran for the issuance of
5.1 million Shares in the Reorganization Plan, see the Reorganization Plan, the terms of which are incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on August 19, 2005 (Exchange Act File No. 1-3919).

Item 4.  Purpose of Transaction

     Contran acquired 5.1 million Shares as of the Effective Time pursuant to the Reorganization Plan. A summary of the Reorganization Plan is incorporated herein by reference to Item 1.03 of the Company's Current Report on Form 8-K filed with the SEC on August 19, 2005 (Exchange Act File No. 1-3919).

     Among other things, the Reorganization Plan provided for the following.

          (a) Pursuant to a Lock-Up Agreement dated March 21, 2005 by and among the Debtors, Contran, the Official Committee of Unsecured Creditors appointed in the Debtors' bankruptcy proceedings (the "OCUC"), the members of the OCUC, the representatives in the bankruptcy proceedings of certain retirees and the Independent Steel Workers Alliance (the "Lock-Up Agreement"), at the Effective Time the board of directors for Keystone consisted of seven individuals. Of these seven individuals, two directors were designated by Contran, two directors were designated by the OCUC, and the remaining three directors are believed to qualify as independent directors in accordance with the rules governing companies traded on the NASDAQ National Market System (the "Independent Directors"). Two of the Independent Directors were designated by Contran with the OCUC's consent and the third Independent Director was designated by the OCUC with Contran's consent. Prior to August 31, 2008 and so long as a $4.8 million promissory note (the "New Secured Note") payable by the Company to the Creditor Trustee is outstanding, if a vacancy is created by any of the four directors appointed by Contran or their successors, the vacancy shall be filled by the remaining directors appointed by Contran or their successors. Prior to August 31, 2008 and so long as the New Secured Note is outstanding, if a vacancy is created by any of the three directors appointed by the OCUC or their successors, the vacancy shall be filled by the remaining directors appointed by the OCUC or their successors, with the consent of the Creditor Trustee, if the Creditor Trustee is still in existence.

          (b) Effective August 31, 2005 and pursuant to the Reorganization Plan, the Company's board of directors consisted of the following persons:

                            Paul M. Bass, Jr.
                            Richard R. Burkhart
                            John R. Parker
                            Glenn R. Simmons
                            Troy T. Taylor
                            Steven L. Watson
                            Donald P. Zima

          (c) Effective August 31, 2005 and pursuant to the Reorganization Plan, the Company amended and restated its certificate of incorporation and bylaws, the terms of each of which are incorporated herein by reference to Exhibits 3.1 and 3.2, respectively, to the Company's Current Report on Form 8-K filed with the SEC on September 8, 2005 (Exchange Act File No. 1-3919).

     The description of the Reorganization Plan in this Statement is qualified in its entirety by reference to the terms of the Reorganization Plan, which is incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the SEC on August 19, 2005 (Exchange Act File No. 1-3919). The description of the Lock-Up Agreement in this Statement is qualified in its entirety by reference to the terms of the Lock-Up Agreement, which is incorporated herein by reference to Exhibit 4 to this Statement.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of Company securities (including Shares) in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, may from time to time purchase Company securities, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Company securities held by such person, or cease buying or selling Company securities. Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

     The information included in Item 6 of this Statement is incorporated herein by reference.

     Certain of the persons named in Schedule A to this Statement, namely Messrs. Glenn R. Simmons and Steven L. Watson, are directors of the Company and may acquire Shares from time to time pursuant to employee benefit plans that the Company may sponsor or other compensation arrangements with the Company.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) By virtue of the relationships described under Item 2 of this Statement, Contran and Harold C. Simmons may be deemed to be the beneficial owners of the 5.1 million Shares that Contran directly holds. Other than Shares Harold C. Simmons may be deemed to own, the persons listed on Schedule A to this Statement do not beneficially own any Shares. Mr. Simmons disclaims beneficial ownership of all Shares.

     (b) By virtue of the relationships described under Item 2 of this Statement, Contran and Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 5.1 million Shares that Contran directly holds.

     (c) Effective August 31, 2005 and pursuant to the Reorganization Plan, the Company issued 5.1 million Shares to Contran and 4.9 million Shares to the Creditor Trustee for the benefit of certain unsecured creditors in the bankruptcy proceedings, each in exchange for allowed claims against the Company.

     (d) Contran has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares it directly holds.

     (e) As a result of the cancellation of the Old Common Stock pursuant to the Reorganization Plan, each of the following entities or persons ceased being a reporting person under this Statement as of August 31, 2005:

                    The Combined Master Retirement Trust
                    Dixie Holding Company
                    Dixie Rice Agricultural Corporation, Inc.
                    Harold Simmons Foundation, Inc.
                    National City Lines, Inc.
                    NOA, Inc.
                    Southwest Louisiana Land Company, Inc.
                    Valhi Group, Inc.
                    Valhi, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information included in Item 4 of this Statement is hereby incorporated herein by reference.

     In addition, pursuant to the Lock-Up Agreement:

          (1) the Common Stock issued (or to be) issued effective August 31, 2005 was (or will be) issued free and clear of all liens and shall not be subject to any contractual transfer restrictions, other than to the extent necessary to preserve the treatment of the Company's net operating loss carry forward under section 382(l)(5) of the Internal Revenue Code of 1986, as amended; and

          (2) the Company will be restricted from issuing Common Stock or other equity securities or equity-convertible securities for less than the then current market value of the Common Stock on a fully-diluted basis to any insider of the reorganized Debtors (including Contran) until August 31, 2010.

     Other than set forth above, none of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1.     Debtors' Third Amended   Joint  Reorganization  Plan  Pursuant to
               Chapter 11 of the U.S. Bankruptcy Code (incorporated by reference to  Exhibit  2.1 of the  Current  Report  on  Form  8-K  Keystone
               Consolidated Industries,  Inc. filed with the U.S. Securities and
               Exchange  Commission  on August 19, 2005  (Exchange  Act File No.
               1-3919)).

Exhibit 2.     Amended and Restated   Certificate of  Incorporation  of Keystone
               Consolidated  Industries,  Inc. filed with the Secretary of State of the state of  Delaware  on August 31,  2005  (incorporated  by reference  to  Exhibit  3.1 of the  Current  Report  on Form  8-K
               Keystone  Consolidated  Industries,  Inc.  filed  with  the  U.S.
               Securities and Exchange Commission on September 8, 2005 (Exchange
               Act File No. 1-3919)).

Exhibit 3.     Amended and Restated Bylaws of Keystone Consolidated  Industries,
               Inc. (Amended and Restated as of August 31, 2005) (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K
               Keystone  Consolidated  Industries,  Inc.  filed  with  the  U.S.
               Securities and Exchange Commission on September 8, 2005 (Exchange
               Act File No. 1-3919)).

Exhibit 4.     Lock-Up  Agreement  dated  March  21, 2005  by and among Keystone
               Consolidated Industries,  Inc., FV Steel and Wire Company, DeSoto
               Environmental  Management,  Inc., J.L. Prescott Company,  Sherman
               Wire Company  (f/k/a/  DeSoto,  Inc.),  Sherman Wire of Caldwell,
               Inc.,  Contran  Corporation,  the Official Committee of Unsecured
               Creditors (the "OCUC") and representatives of certain retirees, each appointed in In re FV Steel and Wire Company, et al. (Case
               No. 04-22421-SVK) (Bankr. E.D. Wis.), the members of the OCUC and the Independent Steel Workers Alliance. Certain exhibits, annexes and similar attachments to this Exhibit 4 have not been filed;
               upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any omitted exhibit, annex or attachment.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  September 12, 2005



                                           /s/ Harold C. Simmons
                                           ---------------------------
                                           Harold C. Simmons, Individually

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  September 12, 2005

                                           Contran Corporation



                                           By: /s/ Steven L. Watson
                                           ---------------------------
                                           Steven L. Watson, President

                                   Schedule B

     The names of the directors and executive officers of Contran Corporation ("Contran") and their present principal occupations are set forth below. Each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.


       Name                           Present Principal Occupation
----------------------   -------------------------------------------------------
Eugene K. Anderson       Vice president of Contran and Valhi, Inc., a subsidiary
                         of Contran ("Valhi").

Robert D. Graham         Vice president of Contran, Titanium Metals Corporation,
                         a subsidiary of Valhi (the "TIMET") and Valhi; and vice
                         president,  general  counsel  and  secretary  of Kronos
                         Worldwide, Inc. ("Kronos Worldwide") and NL Industries,
                         Inc. ("NL"), both subsidiaries of Valhi.

J. Mark Hollingsworth    Vice  president  and  general  counsel  of  Contran and
                         Valhi;  general counsel of CompX  International Inc., a
                         subsidiary  of  Valhi  ("CompX");  and  acting  general
                         counsel of Keystone Consolidated Industries,  Inc. (the
                         "Company").

William J. Lindquist     Director  and  senior  vice  president of Contran;  and
                         senior vice president of Valhi.

A. Andrew R. Louis       Secretary of Contran, CompX, and Valhi.

Kelly D. Luttmer         Vice   President  and  tax  director of Contran, CompX,
                         Kronos Worldwide, NL and Valhi.

Bobby D. O'Brien         Vice president and chief financial officer of   Contran
                         and Valhi; and vice president of TIMET.

Glenn R. Simmons         Vice  chairman  of  the  board  of  Contran  and Valhi;
                         chairman of the board of the  Company and CompX;  and a
                         director of Kronos Worldwide, NL and TIMET.

Harold C. Simmons        Chairman of  the board  of Contran, and Valhi; chairman
                         of the  board  and chief  executive  officer  of NL and
                         Kronos  Worldwide;  and vice  chairman  of the board of
                         TIMET.

John A. St. Wrba         Vice  president  and  treasurer  of  Contran,    Kronos
                         Worldwide, NL and Valhi; and vice president of TIMET.

Gregory M. Swalwell      Vice  president  and  controller  of Contran and Valhi;
                         vice president,  finance and chief financial officer of
                         Kronos Worldwide and NL; and vice president of TIMET.

Steven L. Watson         Director and president of Contran; director,  president
                         and chief executive  officer of Valhi; vice chairman of
                         Kronos Worldwide; and a director of the Company, CompX,
                         NL and TIMET.

                                  EXHIBIT INDEX

Exhibit 1 Debtors' Third Amended Joint Reorganization Plan Pursuant to Chapter 11 of the U.S. Bankruptcy Code (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K Keystone Consolidated Industries, Inc. filed with the U.S. Securities and Exchange Commission on August 19, 2005 (Exchange Act File No. 1-3919)).

Exhibit 2 Amended and Restated Certificate of Incorporation of Keystone Consolidated Industries, Inc. filed with the Secretary of State of the state of Delaware on August 31, 2005 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K Keystone Consolidated Industries, Inc. filed with the U.S. Securities and Exchange Commission on September 8, 2005 (Exchange Act File No. 1-3919)).

Exhibit 3 Amended and Restated Bylaws of Keystone Consolidated Industries, Inc. (Amended and Restated as of August 31, 2005) (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K Keystone Consolidated Industries, Inc. filed with the U.S. Securities and Exchange Commission on September 8, 2005 (Exchange Act File No. 1-3919)).

Exhibit 4* Lock-Up Agreement dated March 21, 2005 by and among Keystone Consolidated Industries, Inc., FV Steel and Wire Company, DeSoto Environmental Management, Inc., J.L. Prescott Company, Sherman Wire Company (f/k/a/ DeSoto, Inc.), Sherman Wire of Caldwell, Inc., Contran Corporation, the Official Committee of Unsecured Creditors (the "OCUC") and representatives of certain retirees, each appointed in In re FV Steel and Wire Company, et al. (Case No. 04-22421-SVK) (Bankr. E.D. Wis.), the members of the OCUC and the Independent Steel Workers Alliance. Certain exhibits, annexes and similar attachments to this Exhibit 4 have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any omitted exhibit, annex or attachment.

----------
*  Filed herewith.